MAGNEGAS CORPORATION

11885 44TH STREET NORTH

CLEARWATER, FL 33762

September 12, 2017

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Amanda Ravitz

Re:	MagneGas Corporation Registration Statement on Form S-3 filed on July 6, 2017 and amended on August 14, 2017 and August 30, 2017 (File No. 333-219175)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), MagneGas Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 14, 2017, at 4:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact the undersigned at (509) 953-3059.

Sincerely,

/s/ Tyler B. Wilson

Tyler B. Wilson, Esq.
General Counsel, MagneGas Corporation

cc:	Caleb French, Securities and Exchange Commission